                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K



                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1997

                       Commission file number 001-12335


                     Butler Employee Savings Trust (BEST)
                                 401(k) Plan


                         Butler Manufacturing Company
                                  BMA Tower
                               Penn Valley Park
                            Kansas City, MO 64108

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Board of Directors of The
Butler Manufacturing Company:


We have audited the accompanying statements of net assets available for plan benefits of Butler Manufacturing Company 401(k) Employee Savings Trust Plan (the Plan) as of December 31, 1997 and the related statements of changes in net assets available for benefits, with fund information for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. The financial statements of the Plan for 1996 were audited by other auditors whose report, dated June 4, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1997, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information and changes in net assets available for benefits, with fund information is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/Arthur Andersen LLP




Kansas City, Missouri
June 19, 1998

                         BUTLER MANUFACTURING COMPANY
                      401(K) EMPLOYEE SAVINGS TRUST PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                               DECEMBER 31, 1997


                                            ---------------------------------------------------------------------------------
                                             Managed                                     Equity       International   Asset
                                             Income        Puritan        Magellan       Income          Growth       Manager
                                            Portfolio       Fund            Fund          Fund            Fund         Fund
                                            ----------   -----------    -----------    -----------     ----------    --------
Assets:
 Investments at fair value:
  Fidelity Investment Funds:
    Managed Income Portfolio                $7,727,813
    Puritan                                              $10,234,505
    Magellan                                                            $19,377,145
    Equity Income                                                                      $11,746,813
    International Growth                                                                               $1,077,993
    Asset Manager                                                                                                    $850,659
    Asset Manager: Growth
    Asset Manager: Income
    Retirement Money Market
    Butler Stock Fund
    Participant Loans
                                            ----------   -----------    -----------    -----------     ----------    --------
     Total Investments                      $7,727,813   $10,234,505    $19,377,145    $11,746,813     $1,077,993    $850,659
                                            ----------   -----------    -----------    -----------     ----------    --------
Receivables:
 Employee contributions receivable          $   72,905   $    81,707    $   153,716    $    88,208     $   21,619    $ 13,694
 Employer contributions receivable          $  120,347   $   131,554    $   301,399    $   145,801     $   33,622    $ 19,613
                                            ----------   -----------    -----------    -----------     ----------    --------
     Total Receivables                      $  193,252   $   213,261    $   455,115    $   234,009     $   55,241    $ 33,307
                                            ----------   -----------    -----------    -----------     ----------    --------
     Net Assets Available for Plan Benefits $7,921,065   $10,447,766    $19,832,260    $11,980,822     $1,133,234    $883,966
                                            ==========   ===========    ===========    ===========     ==========    ========

                                            -----------------------------------------------------------------------------------
                                              Asset       Asset         Retirement       Butler
                                             Manager:    Manager:         Money          Stock         Particpant
                                              Growth      Income          Market          Fund            Loans       Total
                                            ----------   --------       ----------     ----------      ----------   -----------
Assets:
 Investments at fair value:
  Fidelity Investment Funds:
    Managed Income Portfolio                                                                                        $ 7,727,813
    Puritan                                                                                                         $10,234,505
    Magellan                                                                                                        $19,377,145
    Equity Income                                                                                                   $11,746,813
    International Growth                                                                                            $ 1,077,993
    Asset Manager                                                                                                   $   850,659
    Asset Manager: Growth                   $1,886,165                                                              $ 1,886,165
    Asset Manager: Income                                $404,353                                                   $   404,353
    Retirement Money Market                                             $5,208,009                                  $ 5,208,009
    Butler Stock Fund                                                                  $  968,417                   $   968,417
    Participant Loans                                                                                  $1,791,420   $ 1,791,420
                                            ----------   --------       ----------     ----------      ----------   -----------
     Total Investments                      $1,886,165   $404,353       $5,208,009     $  968,417      $1,791,420   $61,273.292
                                            ----------   --------       ----------     ----------      ----------   -----------
Receivables:
 Employee contributions receivable          $   27,420   $  7,972       $   56,314     $   20,210                   $   543,765
 Employer contributions receivable          $   42,729   $  9,592       $   95,989     $  505,044                   $ 1,405,690
                                            ----------   --------       ----------     ----------      ----------   -----------
     Total Receivables                      $   70,149   $ 17,564       $  152,303     $  525,254                   $ 1,949,455
                                            ----------   --------       ----------     ----------      ----------   -----------
     Net Assets Available for Plan Benefits $1,956,314   $421,917       $5,360,312     $1,493,671      $1,791,420   $63,222,747
                                            ==========   ========       ==========     ==========      ==========   ===========



  The accompanying notes are in integral part of these financial statements.

                                                             EIN: 44-0188420
                                                             PN:  041



                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1996



                                                  ---------------------------------------------------------------------------------
                                                   Managed                                      Equity     International     Asset
                                                    Income         Puritan       Magellan       Income        Growth        Manager
                                                  Portfolio          Fund          Fund          Fund          Fund          Fund
                                                  ---------------------------------------------------------------------------------

Assets:
   Investments at fair value:
     Fidelity Investment Funds:
         Managed Income Portfolio                  $6,995,682
         Puritan                                                 $8,024,381
         Magellan                                                              $14,110,343
         Equity Income                                                                         $7,715,151
         International Growth                                                                                 $717,848
         Asset Manager                                                                                                     $606,249
         Asset Manager: Growth
         Asset Manager: Income
         Retirement Money Market
         Butler Stock Fund
         Participant Loans
                                                   ----------    ----------    -----------     ----------     --------     --------
            Total Investments                      $6,995,682    $8,024,381    $14,110,343     $7,715,151     $717,848     $606,249
                                                   ----------    ----------    -----------     ----------     --------     --------

Receivables:
   Employee contributions receivable               $   73,750    $   72,141    $   138,782     $   66,552     $ 16,813     $ 10,345
   Employer contributions receivable               $  146,968    $  153,538    $   357,772     $  142,983     $ 33,169     $ 20,701
                                                   ----------    ----------    -----------     ----------     --------     --------
            Total Receivables                      $  220,718    $  225,679    $   496,554     $  209,535     $ 49,982     $ 31,046
                                                   ----------    ----------    -----------     ----------     --------     --------
            Net Assets Available for
                Plan Benefits                      $7,216,400    $8,250,060    $14,606,897     $7,924,686     $767,830     $637,295
                                                   ==========    ==========    ===========     ==========     ========     ========




                                                  ---------------------------------------------------------------------------------
                                                    Asset           Asset       Retirement      Butler
                                                   Manager:        Manager:        Money        Stock       Participant
                                                   Growth          Income         Market         Fund          Loans        Total
                                                  ---------------------------------------------------------------------------------

Assets:
   Investments at fair value:
     Fidelity Investment Funds:
         Managed Income Portfolio                                                                                       $ 6,995,682
         Puritan                                                                                                        $ 8,024,381
         Magellan                                                                                                       $14,110,343
         Equity Income                                                                                                  $ 7,715,151
         International Growth                                                                                           $   717,848
         Asset Manager                                                                                                  $   606,249
         Asset Manager: Growth                     $1,034,812                                                           $ 1,034,812
         Asset Manager: Income                                     $195,706                                             $   195,706
         Retirement Money Market                                                $4,970,477                              $ 4,970,477
         Butler Stock Fund                                                                       $791,136               $   791,136
         Participant Loans                                                                                  $1,521,369  $ 1,521,369

                                                   ----------    ----------    -----------     ----------   ----------  -----------
            Total Investments                      $1,034,812      $195,706     $4,970,477       $791,136   $1,521,369  $46,683,154
                                                   ----------    ----------    -----------     ----------   ----------  -----------

Receivables:
   Employee contributions receivable               $   22,053      $  5,960     $   54,617       $ 10,984               $   471,997
   Employer contributions receivable               $   42,769      $ 10,522     $  119,516       $ 29,237               $ 1,057,175
                                                   ----------    ----------    -----------     ----------   ----------  -----------
            Total Receivables                      $   64,822      $ 16,482     $  174,133       $ 40,221               $ 1,529,172
                                                   ----------    ----------    -----------     ----------   ----------  -----------
            Net Assets Available for
                Plan Benefits                      $1,099,634      $212,188     $5,144,610       $831,357   $1,521,369  $48,212,326
                                                   ==========    ==========    ===========     ==========   ==========  ===========



   The accompanying notes are an integral part of these financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1997


                              --------------------------------------------------------------------------------------
                                Managed
                                Income                                        Equity       International     Asset
                               Portfolio      Puritan         Magellan        Income          Growth        Manager
                              --------------------------------------------------------------------------------------
Contributions:
 Employee                     $  964,690    $ 1,081,256     $ 2,009,684     $ 1,096,441     $  268,948     $156,855
 Employer                     $  120,347    $   131,536     $   301,296     $   145,794     $   33,604     $ 19,613
 Rollover                     $   29,156    $   121,997     $    76,591     $   106,533     $   13,351     $  3,279
    Total Contributions       $1,114,193    $ 1,334,789     $ 2,387,571     $ 1,348,768     $  315,903     $179,747

Income:
 Net appreciation in fair
  value of investments            -         $1,025,038      $ 2,636,957     $ 1,923,709     $   (6,542)    $ 71,474
 Interest and Dividends       $  466,002    $  833,060      $ 1,269,395     $   638,879     $   68,137     $ 73,718

Other increases (decreases):
 Distributions                $ (479,421)   $ (877,792)     $  (704,325)    $  (501,472)    $  (50,285)    $(32,389)
 Fees                         $   (3,796)   $  (21,174)     $   (14,181)    $    (2,272)    $     (415)    $   (437)
 Loan repayments              $  148,617    $  104,854      $   205,034     $    92,962     $   55,176     $ 11,834
 Loan withdrawals             $ (284,863)   $ (165,456)     $  (318,417)    $  (140,534)    $  (27,576)    $ (7,518)
 Net interfund transfers      $ (253,733)   $  (36,874)     $  (238,762)    $   693,438     $    8,346     $(49,757)
 Net transfers to another
  employee sponsored plan     $   (2,334)   $    1,261      $     2,091     $     2,658     $    2,660     $     (1)
                              ----------    ----------      -----------     -----------     ----------     --------
    Increase in net assets
     available for plan
     benefits                 $  704,665    $ 2,197,706     $ 5,225,363     $ 4,056,136     $  365,404     $246,671

Net assets available for
 plan benefits at beginning
 of year                      $7,216,400    $ 8,250,060     $14,606,897     $ 7,924,686     $  767,830     $637,295
                              ----------    ----------      -----------     -----------     ----------     --------
Net assets available for
 plan benefits at end of
 year                         $7,921,065    $10,447,766     $19,832,260     $11,980,822     $1,133,234     $883,966
                              ==========    ===========     ===========     ===========     ==========     ========

                              --------------------------------------------------------------------------------------
                                Asset         Asset        Retirement      Butler
                               Manager:      Manager:         Money        Stock        Participant
                                Growth        Income         Market         Fund           Loans        Total
                              --------------------------------------------------------------------------------------
Contributions:
 Employee                     $  327,306    $ 92,752      $  729,447     $  242,133         -        $ 6,969,512
 Employer                     $   42,729    $  9,592      $   95,989     $  505,033         -        $ 1,405,533
 Rollover                     $   17,455    $  2,302      $   32,053     $   23,610         -        $   426,327
    Total Contributions       $  387,490    $104,646      $  857,489     $  770,776         -        $ 8,801,372

Income:
 Net appreciation in fair
  value of investments        $  147,775    $ 11,869      $        0     $ (159,811)        -        $ 5,650,469
 Interest and Dividends       $  198,475    $ 23,613      $  284,062     $   12,681         -        $ 3,868,022

Other increases (decreases):
 Distributions                $  (50,533)   $(17,263)     $ (438,021)    $  (29,231)    $  (82,242)  $(3,262,974)
 Fees                         $     (500)   $   (155)     $   (4,122)    $   (5,059)        -        $   (52,111)
 Loan repayments              $   28,346    $  2,000      $   68,255     $   13,246     $ (730,324)  $    -
 Loan withdrawals             $  (22,600)   $ (3,482)     $ (100,488)    $  (11,683)    $1,082,617   $    -
 Net interfund transfers      $  168,231    $ 88,503      $ (450,690)    $   71,298         -        $    -
 Net transfers to another
  employee sponsored plan     $       (4)   $     (2)     $     (783)    $       97         -        $     5,643
                              ----------    --------      ----------     ----------     ----------   -----------
    Increase in net assets
     available for plan
     benefits                 $  856,680    $209,729      $  215,702     $  662,314     $  270,051   $15,010,421

Net assets available for
 plan benefits at beginning
 of year                      $1,099,634    $212,188      $5,144,610     $  831,357     $1,521,369   $48,212,326
                              ----------    --------      ----------     ----------     ----------   -----------
Net assets available for
 plan benefits at end of
 year                         $1,956,314    $421,917      $5,360,312     $1,493,671     $1,791,420   $63,222,747
                              ==========    ========      ==========     ==========     ==========   ===========


   The accompanying notes are an integral part of these financial statements.

                         BUTLER MANUFACTURING COMPANY
                      401(K) EMPLOYEE SAVINGS TRUST PLAN

                        NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)     General

        Effective March 1, 1987, Butler Manufacturing Company (the Company) established the 401(k) Employee Savings Trust Plan (the Plan), which is administered by the Administrative Committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The Trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the Administrative Committee.

        The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

        (b)     Basis of Presentation

        The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in net assets available for plan benefits.

        (c)     Fees and Expenses

        The expenses incurred by the Administrative Committee of the Plan in administering Plan activity and the expenses incurred by the Trustee in administering the trust may be paid from the assets of the Plan or by the Company. These expenses are currently paid jointly by the Plan and the Company.

        (d)     Eligibility

        All full-time salaried and nonunion hourly employees are eligible.

        (e)     Vesting

        All eligible employees participation in the Plan are immediately 100% vested in employer contributions.

        (f)     Termination

        The Plan may be terminated at any time with the approval of the Company's Board of Directors. If the Plan is terminated, each particpant's account balance will be, at the discretion of the Company, distributed in a lump-sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

                                                                     (Continued)
                                      6

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

                         NOTES TO FINANCIAL STATEMENTS


     (g)  Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

     (h)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(2)  CONTRIBUTIONS

     Employees may contribute to the Plan from 1% to 15% of their compensation in 1% increments. Participants may direct investments of their contribution in 1% increments among the funds established by the Trustee. During 1996, the Plan was amended to permit employees to contribute amounts, subject to certain limits, into a fund for the purchase of the Company's common stock. At the discretion of the Board of Directors and based on the Company's profitability, employee contributions up to 6% of compensation will be matched 30% by the Company. This match is applicable only to employees who are actively employed on December 31, except in cases of retirement, disability or death. Effective January 1, 1997, the Plan was amended to require that one-third of all company matching contributions be invested in the Butler Common Stock Fund.

(3)  DISTRIBUTIONS

     If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $3,500, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

     Distributions payable to vested participants at December 31, 1997, were $866,694. This amount is included in net assets available for benefits in the accompanying financial statements and is shown as a liability of the Plan for purposes of the Form 5500.

(4)  IN-SERVICE WITHDRAWALS

     Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses or the purchase of a principal residence.

                                                                   (Continued)

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN


                         NOTES TO FINANCIAL STATEMENTS


(5)  LOANS TO PARTICIPANTS

     At the discretion of the Administrative Committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the Administrative Committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly-compensated participants.

(6)  FEDERAL INCOME TAXES

     The Plan has received a favorable determination letter, dated April 26, 1995, from the Internal Revenue Service (IRS), qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan administration believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore no provision for income taxes is included in these financial statements.

     The Internal Revenue Service (IRS) is in the process of examining the Plan for 1992 and 1993. The IRS has advised the Plan administrator that it has determined that there were operational failures with respect to the Plan and any such operational failures could result in the disqualification of the Plan for tax purposes. The examination of the Plan has not been completed by the IRS. However, management does not believe that the IRS examination will result in the Plan being disqualified.

                                                                 EIN: 44-0188420
                                                                 PN:  041


                                                                      Schedule 1


                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                                                                                          Fair
         Description                                            Shares                                     Cost           Value
-----------------------------------     ------------------------------------------------------------     -----------    -----------
Fidelity Management Trust Company*
          Managed Income Portfolio      7,727,813 units of participation in a collective fund            $ 7,727,813    $ 7,727,813
          Puritan Fund                  528,096 units of participation in a collective fund                8,716,402     10,234,505
          Magellan Fund                 203,392 units of participation in a collective fund               15,606,959     19,377,145
          Equity Income Fund            224,133 units of participation in a collective fund                8,461,529     11,746,813
          International Growth Fund     54,720 units of participation in a collective fund                 1,045,751      1,077,993
          Asset Manager                 46,357 units of participation in a collective fund                   762,806        850,659
          Asset Manager Growth          102,065 units of participation in a collective fund                1,698,605      1,886,165
          Asset Manager Income          33,198 units of participation in a collective fund                   389,503        404,353
          Retirement Money Market       5,208,009 units of participation in a collective fund              5,208,009      5,208,009
Butler Stock Fund                       104,694 units of participation in a collective fund                1,018,912        968,417
Participant Loans                       Loans outstanding with interest rates ranging from 9% to 10%       1,791,420      1,791,420
                                                                                                         -----------    -----------
                                                                                                         $52,427,609    $61,273,292
                                                                                                         ===========    ===========


*Party in interest to the Plan

                                                             EIN: 44-0188420
                                                             PN:  041


                                                                      Schedule 2
                                                                      ----------

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                      Purchases                     Sales
                              ------------------------   ------------------------------------
                                Number of      Total      Number of      Selling    Net Gain/
          Description         Transactions      Cost     Transactions     Price       Loss
----------------------------- ------------  ----------   ------------   --------    ---------
Fidelity Management Trust
Company -                         175       $2,776,221       124       $1,591,134   $197,003
    Puritan Fund                  198        4,762,153       149        2,132,308    290,193
    Magellan Fund                 181        3,429,000       116        1,141,047    243,597
    Equity Income Fund            133        2,105,430       148        1,373,299       --
    Managed Income Portrfolio     130        1,672,978       119        1,435,446       --
    Retirement Money Market


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  BUTLER EMPLOYEE SAVINGS TRUST

Date: June 29, 1998                               By /s/ John J. Holland
                                                    --------------------------
                                                  John J. Holland, Member of
                                                    the Administrative Committee

                                 EXHIBIT INDEX




Exhibit
Number                          Description
-------                         -----------

13.1                             KPMG Peat Marwick LLP's
                                 Independent Auditors' Report for the
                                 Year Ended December 31, 1996

23.1 Consent of Independent Public Accountants dated June 29, 1998

23.2                             Independent Auditors' Consent
                                 dated June 29, 1998


